 **Inland Real Estate Corporation**

Supplemental Financial Information

For the Three and Six Months Ended
June 30, 2004

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (630) 218-8000
Facsimile: (630) 218-7357
www.inlandrealestate.com

Inland Real Estate Corporation
Supplemental Financial Information
For the Three and Six Months Ended June 30, 2004

TABLE OF CONTENTS

This supplemental financial information may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. For a more complete discussion of these risks and uncertainties, please see the Company's filings on Form 10-K and 10-Q with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com

 **News Release**

Inland Real Estate Corporation (Investors/Analysts):   Inland Communications, Inc. (Media):
Trista Hertz, Director of Investor Relations   Rick Fox, Media Relations Coordinator
(630) 218-7364   (630) 218-8000 x4896
hertz@inlandrealestate.com   rfox@inlandgroup.com

INLAND REAL ESTATE CORPORATION
ANNOUNCES 6.9% INCREASE IN FFO PER SHARE
FOR SECOND QUARTER 2004

OAK BROOK, Ill. (August 3, 2004) – Inland Real Estate Corporation (NYSE: IRC) today announced its financial results for the second quarter ended June 30, 2004.

Highlights
- For the three-months ended June 30, 2004, Funds From Operations ("FFO") per share (basic and diluted) was $0.31, an increase of 6.9% compared to the three-months ended June 30, 2003.

- As of June 30, 2004, the Company's portfolio was 95.3% leased, compared to 94.9% leased as of June 30, 2003.

- During the second quarter 2004, 107 leases were executed, totaling 456,000 square feet.

Financial Results
The Company reported that FFO, a widely accepted measure of performance for real estate investment trusts ("REITs"), for the three- and six-months ended June 30, 2004 was $20.4 million and $40.7 million, respectively, an increase of 10.3% for both periods compared to $18.5 million and $36.9 million for the three- and six-months ended June 30, 2003. On a per share basis, FFO was $0.31 and $0.62 per share (basic and diluted) for the three- and six-months ended June 30, 2004, an increase of 6.9% and 8.8%, respectively, compared to $0.29 and $0.57 per share (basic and diluted) for the three- and six-months ended June 30, 2003.

The Company also reported that net income was $11.3 million (including gains on sales of properties of $166,000) and $23.2 million (including gains on sales of properties of $1.0 million) for the three- and six-months ended June 30, 2004, an increase of 11.9% and 15.4%, respectively, compared to net income of $10.1 million and $20.1 million for the three- and six-months ended June 30, 2003. On a per share basis, net income was $0.17 and $0.35 per share (basic and diluted) for the three- and six-months ended June 30, 2004, an increase of 6.3% and 12.9%, respectively, compared to $0.16 and $0.31 per share (basic and diluted) for the three- and six-months ended June 30, 2003. The increase in net income for the three- and six-months ended June 30, 2004 is primarily due to increased acquisition and leasing activity, partially offset by the costs associated with the listing of the Company's shares on the New York Stock Exchange in the amount of $0.7 million, or $0.01 per common share. A reconciliation of FFO to net income and FFO per share to net income per share is provided at the end of this press release.

"I am extremely pleased with our second quarter 2004 operating results. Our leasing activity stands out as a significant accomplishment," said Robert D. Parks, the Company's President and Chief Executive Officer. "In the second quarter, thirty-seven new leases were signed representing more than 180,000 square feet, and the leasing spreads on these new leases increased 20% over expiring rates."

Portfolio Performance

Total revenues increased 8.9% to $46.5 million for the three-months ended June 30, 2004 from $42.7 million for the three-months ended June 30, 2003. Total revenues increased primarily due to the addition of new retail properties acquired both last year and this year. In order to evaluate our overall portfolio, we analyze the operating performance of properties that we have owned and operated for the same three- and six-month periods during each year. A total of 121 of our investment properties satisfied these criteria during these periods and are referred to as "same store" properties. Same-store net operating income decreased 1.1% (GAAP basis) to $28.7 million for the three-months ended June 30, 2004 compared to $29.1 million for the three-months ended June 30, 2003. This decrease is primarily the result of adjustments to the GAAP-mandated straight-lining of rent treatment for in-place leases that cause GAAP rents to be below cash rents. As of June 30, 2004, occupancy for our same-store portfolio was 93.8% compared to occupancy of 94.2% as of June 30, 2003.

Total revenues increased 10.6% to $94.9 million for the six-months ended June 30, 2004 from $85.8 million for the six-months ended June 30, 2003. Total revenues increased primarily due to the addition of revenues from eight retail properties acquired between April 2003 and June 2004. Same-store net operating income increased 3.5% (GAAP basis) to $59.1 million for the six-months ended June 30, 2004 compared to $57.1 million for the six-months ended June 30, 2003. This increase is primarily the result of re-leasing opportunities.

EBITDA increased 9.3% to $31.8 million for the three-months ended June 30, 2004, compared to $29.1 million for the three-months ended June 30, 2003, primarily due to new acquisitions. EBITDA increased 9.7% to $63.4 million for the six-months ended June 30, 2004, compared to $57.8 million for the six-months ended June 30, 2003, primarily due to acquisitions and re-leasing opportunities.

EBITDA is defined as earnings (or losses) from continuing operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation; and (4) amortization. A table reconciling EBITDA to income from operations is provided at the end of this press release. We believe EBITDA is useful to us and to an investor as a supplemental measure of our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net income and may be calculated differently by other REITs.

Balance Sheet, Market Value and Liquidity

EBITDA coverage of interest expense was 2.9 times for all periods reported. The Company has provided EBITDA and the related non-GAAP coverage ratios as supplemental disclosure because the Company believes such disclosure provides useful information regarding the Company's ability to service and incur debt.

At June 30, 2004, the Company had an equity market capitalization of $865.8 million and $752.8 million of total debt outstanding for a total market capitalization of $1.6 billion and a debt-to-total market capitalization percentage of 46.5%. The interest rate on approximately 72% of this debt was fixed at a weighted average interest rate of 5.99%. At June 30, 2004, the Company had approximately $40.0 million available for future borrowings under our unsecured line of credit, which we use for acquisitions, capital improvements, tenant improvements, leasing costs and working capital.

Leasing

The Company believes that leasing activity remains strong throughout its portfolio. For the three months ended June 30, 2004, the Company executed thirty-seven new and seventy renewal leases, aggregating approximately 456,000 square feet. The thirty-seven new leases represent approximately 182,000 square feet with an average rental rate of $13.87 per square foot. The seventy renewal leases represent approximately 274,000 square feet with an average rental rent of $12.13 per square foot. As of June 30, 2004, the Company's portfolio was 95.3% leased compared to 94.9% leased as of both June 30, 2003 and December 31, 2003.

Acquisitions
In the second quarter 2004, the Company acquired one retail center, Shannon Square Shoppes, located in Arden Hills, Minnesota, a suburb of Minneapolis/St. Paul. The Company acquired this 29,198 square foot neighborhood center for approximately $6.9 million. Shannon Square Shoppes is a multi-tenant retail center including Ritz Camera, Caribou Coffee, Now Sports, H&R Block, Great Clips and others. Shannon Square Shoppes is located adjacent to a 68,566-square-foot space leased to a Cub Foods Store, which the Company purchased in March 2004.

Dispositions
In the second quarter of 2004, the Company sold one retail center, Prospect Heights Plaza, located in Prospect Heights, Illinois. The Company sold this 28,080-square-foot neighborhood center for approximately $2.4 million, resulting in a tax-deferred gain to the Company of $166,000. This gain is not included in the Company's FFO calculations. Proceeds from this sale will be used to acquire new investment properties.

Capital Markets
In May, June and July 2004, the Company paid cash dividends of $0.077, $0.08, and $0.077 per common share, respectively.

Guidance
The Company expects that its FFO per share (basic and diluted) for fiscal year 2004 will be between $1.23 and $1.27.

Conference Call
The Company will host a management conference call to discuss second quarter 2004 financial results at 1:30 p.m. CDT/2:30 p.m. EDT on Wednesday, August 4, 2004. The conference call can be accessed by dialing 877-407-8289 or 201-689-8341 for international callers (no password is required). The Company suggests that participants dial in at least 10 minutes prior to the scheduled start of the conference call. The conference call also will be available via live webcast on the Company's website at http://www.inlandrealestate.com. Hosting the conference call for the Company will be: Robert D. Parks, President and Chief Executive Officer; Mark E. Zalatoris, Chief Operating Officer; and Brett A. Brown, Chief Financial Officer.

The conference call will be recorded and available for replay beginning at 5:00 p.m. CDT/6:00 p.m. EDT on Wednesday, August 4, 2004 until midnight on Tuesday, August 10, 2004. Interested parties can access the replay of the conference call by dialing 877-660-6853 or 201-612-7415 for international callers. The replay account number is 2901 and the replay conference number is 111740.

About Inland Real Estate Corporation
Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust that currently owns 139 neighborhood, community and single-tenant retail centers, totaling approximately 12.1 million square feet, located primarily in the midwestern United States.

Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the three- and six-months ended June 30, 2004, is available on its website at http://www.inlandrealestate.com.

This press release may contain forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. For a more complete discussion of these risks and uncertainties, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2003. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INLAND REAL ESTATE CORPORATION
(a Maryland corporation)

Consolidated Balance Sheets

June 30, 2004 (unaudited) and December 31, 2003 (audited)

<u>Assets</u>

		June 30, 2004 (unaudited)	December 31, 2003 (audited)
Investment properties:			
Land	$	348,852,580	346,088,070
Construction in progress		1,663,008	-
Building and improvements		929,943,782	920,542,755
		1,280,459,370	1,266,630,825
Less accumulated depreciation		160,683,135	147,341,377
Net investment properties		1,119,776,235	1,119,289,448
Cash and cash equivalents		42,842,921	58,388,077
Investment in securities (net of an unrealized gain of $117,203 and $1,501,765 at June 30, 2004 and December 31, 2003, respectively)		8,275,494	12,040,689
Assets held for sale (net of accumulated depreciation of $6,831,034 and $2,835,477 at June 30, 2004 and December 31, 2003, respectively)		36,034,145	14,443,761
Restricted cash		7,356,824	13,329,091
Accounts and rents receivable (net of provision for doubtful accounts of $2,606,469 and $2,966,275 at June 30, 2004 and December 31, 2003, respectively)		35,905,464	30,020,794
Investment in and advances to joint venture		-	8,392,406
Deposits and other assets		2,035,137	1,941,614
Acquired above market lease intangibles (net of accumulated amortization of $1,333,701 and $933,811 at June 30, 2004 and December 31, 2003, respectively)		5,390,186	5,772,521
Acquired in-place lease intangibles (net of accumulated amortization of $1,409,786 and $740,796 at June 30, 2004 and December 31, 2003, respectively)		13,211,819	10,414,375
Leasing fees (net of accumulated amortization of $1,629,420 and $1,368,464 at June 30, 2004 and December 31, 2003, respectively)		2,122,135	1,990,576
Loan fees (net of accumulated amortization of $6,265,812 and $5,096,350 at June 30, 2004 and December 31, 2003, respectively)		4,565,399	4,632,258
Total assets	$	1,277,515,759	1,280,655,610

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
(continued)

June 30, 2004 (unaudited) and December 31, 2003 (audited)

Liabilities and Stockholders' Equity

		June 30, 2004 (unaudited)	December 31, 2003 (audited)
Liabilities:			
Accounts payable and accrued expenses	$	3,895,128	1,994,427
Acquired below market lease intangibles (net of accumulated amortization of $2,154,338 and $1,459,136 at June 30, 2004 and December 31, 2003, respectively)		7,580,714	8,154,827
Accrued interest		2,011,202	1,809,480
Accrued real estate taxes		25,921,546	25,492,747
Distributions payable		5,264,726	5,406,012
Security and other deposits		2,481,359	2,485,207
Mortgages payable		622,820,276	615,511,713
Line of credit		110,000,000	135,000,000
Prepaid rents and unearned income		3,217,301	3,151,431
Liabilities associated with assets held for sale, including mortgages payable		20,819,460	7,741,868
Other liabilities		2,045,881	2,440,372
Total liabilities		806,057,593	809,188,084
Minority interest		20,452,541	20,973,496
Redeemable common stock relating to Put Agreement (3,932,584 Shares)		35,000,000	35,000,000
Stockholders' Equity:			
Preferred stock, $.01 par value, 6,000,000 Shares authorized; none issued and outstanding at June 30, 2004 and December 31, 2003		-	-
Common stock, $.01 par value, 100,000,000 Shares authorized; 62,615,276 and 61,660,061 Shares issued and outstanding at June 30, 2004 and December 31, 2003, respectively		626,153	616,600
Additional paid-in capital (net of offering costs of $58,816,092 and redeemable common stock relating to Put Agreement of $35,000,000)		602,384,985	592,169,119
Deferred stock compensation		(640,413)	(48,000)
Accumulated distributions in excess of net income		(186,482,303)	(178,745,454)
Accumulated other comprehensive income		117,203	1,501,765
Total stockholders' equity		416,005,625	415,494,030
Commitments and contingencies			
Total liabilities and stockholders' equity	$	1,277,515,759	1,280,655,610

See accompanying notes to consolidated financial statements.

INLAND REAL ESTATE CORPORATION
(a Maryland corporation)

Consolidated Statements of Operations

For the three and six months ended June 30, 2004 and 2003
(unaudited)

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Income:				
Rental income	$ 32,813,977	30,669,355	65,994,989	60,546,695
Additional rental income	11,870,601	11,507,492	26,224,574	23,783,167
Lease termination income	618,366	-	618,366	369,819
Interest income	212,692	130,674	365,318	257,572
Dividend income	224,420	277,139	482,269	550,687
Other income	769,746	139,068	1,186,934	252,945
	46,509,802	42,723,728	94,872,450	85,760,885
Expenses:				
Professional services	230,983	173,089	446,579	254,531
General and administrative expenses	2,002,934	1,441,401	3,464,436	2,533,258
Stock exchange listing expenses	739,527	-	739,527	-
Bad debt expense	(743,084)	548,080	309,691	1,233,938
Property operating expenses	13,552,421	12,597,984	28,603,419	26,551,167
Interest expense	10,712,805	9,625,169	21,312,309	19,171,077
Depreciation	8,912,897	8,034,921	17,705,501	15,926,209
Amortization	579,394	253,243	1,097,681	473,549
Acquisition cost expenses	10,282	6,849	45,843	23,232
	35,998,159	32,680,736	73,724,986	66,166,961
Income from operations	10,511,643	10,042,992	21,147,464	19,593,924
Minority interest	(218,117)	(177,539)	(434,475)	(357,843)
Loss from operations of unconsolidated ventures	-	(187,821)	-	(160,833)
Income before discontinued operations	10,293,526	9,677,632	20,712,989	19,075,248
Discontinued operations				
Income from discontinued operations (including gain on sale of investment properties of $165,518 and $2,529 for the three months ended June 30, 2004 and 2003, respectively, and $1,038,591 and $2,529 for the six months ended June 30, 2004 and 2003, respectively)	981,895	406,562	2,447,943	1,010,774
Net income	11,275,421	10,084,194	23,160,932	20,086,022
Other comprehensive income:				
Unrealized gain (loss) on investment securities	(1,421,412)	837,219	(1,384,562)	392,770
Comprehensive income	$ 9,854,009	10,921,413	21,776,370	20,478,792

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations
(continued)

For the three and six months ended June 30, 2004 and 2003
(unaudited)

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Income before discontinued operations per common share, basic and diluted	$ 0.16	0.15	0.31	0.29
Income from discontinued operations per common share, basic and diluted	$ 0.01	0.01	0.04	0.02
Net income per common share, basic and diluted	$ 0.17	0.16	0.35	0.31
Weighted average common shares outstanding, basic	66,281,126	64,905,475	66,042,288	64,782,608
Weighted average common shares outstanding, diluted	66,331,144	64,909,839	66,092,306	64,786,972

Fund From Operations ("FFO")

We consider "Funds From Operations" ("FFO") a widely accepted and appropriate measure of performance for a REIT that provides a supplemental measure of a REIT's operating performance because along with cash flows from operating, investing and financing activities it provides a measure of a REIT's ability to incur and service debt and make capital expenditures and acquisitions. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts ("NAREIT"), an industry trade group, has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as us. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. FFO is used in certain employment agreements to determine incentives received based on our performance. We also use FFO to compare our performance to that of other REIT's in our peer group. Additionally, we use FFO in conjunction with our acquisition policy to determine investment capitalization strategy. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income for these periods:

		Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Net income	$	11,275,421	10,084,194	23,160,932	20,086,022
Gain on sale of investment properties		(165,518)	(2,529)	(1,038,591)	(2,529)
Equity in depreciation of unconsolidated ventures		-	20,170	-	40,682
Amortization on in-place lease intangibles		350,082	103,885	668,990	175,004
Amortization on leasing commissions		213,309	120,212	388,462	230,829
Depreciation, net of minority interest		8,719,218	8,213,588	17,487,212	16,358,379
Funds From Operations	$	20,392,512	18,539,520	40,667,005	36,888,387
Net income per share, basic and diluted	$	0.17	0.16	0.35	0.31
Funds From Operations, per common share, basic and diluted	$	0.31	0.29	0.62	0.57
Weighted average common shares outstanding, basic		66,281,126	64,905,475	66,042,288	64,782,608
Weighted average common shares outstanding, diluted		66,331,144	64,909,839	66,092,306	64,786,972

Earnings Before Interest Taxes Depreciation and Amortization (EBITDA)

EBITDA is defined as earnings (losses) from continuing operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Income From Operations	$ 10,511,643	10,042,992	21,147,464	19,593,924
Income From Discontinued Operations	816,377	404,033	1,409,352	1,008,245
Loss From Unconsolidated Ventures	-	(187,821)	-	(160,833)
Interest Expense	10,712,805	9,625,169	21,312,309	19,171,077
Interest Expense Associated with Discontinued Operations	259,236	393,837	518,792	774,418
Interest Expense Associated with Unconsolidated Ventures	-	58,726	-	117,452
Depreciation and Amortization	9,492,291	8,288,164	18,803,182	16,399,758
Depreciation and Amortization Associated with Discontinued Operations	54,726	407,071	245,821	871,419
Depreciation and Amortization Associated with Unconsolidated Ventures	-	33,359	-	66,718
EBITDA	$ 31,847,078	29,065,530	63,436,920	57,842,178
Total Interest Expense	$ 10,972,041	10,077,732	21,831,101	20,062,947
EBITDA: Interest Expense Coverage Ratio	2.9	2.9	2.9	2.9

Financial Highlights (1)	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Gross Income	$ 46,509,802	42,723,728	94,872,450	85,760,885
Net Income	$ 11,275,421	10,084,194	23,160,932	20,086,022
Gain on sale of investment properties	(165,518)	(2,529)	(1,038,591)	(2,529)
Equity in depreciation of unconsolidated ventures	-	20,170	-	40,682
Amortization on in-place leases	350,082	103,885	668,990	175,004
Amortization on leasing commissions	213,309	120,212	388,462	230,829
Depreciation, net of minority interest	8,719,218	8,213,588	17,487,212	16,358,379
Funds From Operations	$ 20,392,512	18,539,520	40,667,005	36,888,387
Net Income Per Common Share, Diluted	$ 0.17	0.16	0.35	0.31
Funds From Operations Per Commons Share, Diluted	$ 0.31	0.29	0.62	0.57
Distributions Declared	$ 15,507,199	15,509,854	30,897,781	30,199,918
Distributions Per Common Share	$ 0.23	0.24	0.47	0.47
Distributions / Funds From Operations Payout Ratio	76.0%	83.7%	76.0%	81.9%
Weighted Average Commons Shares Outstanding, Diluted	66,331,144	64,909,839	66,092,306	64,786,972

	As of June 30, 2004	As of June 30, 2003	As of June 30, 2004	As of June 30, 2003
Total Assets	$ 1,277,515,759	1,219,807,012	1,277,515,759	1,219,807,012

General and Administrative Expenses	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
General and Administrative Expenses (G&A)	$ 2,002,934	1,441,401	3,464,486	2,533,258
G&A Expenses as a Percentage of Gross Income	4.3%	3.4%	3.7%	3.0%
Annualized G&A Expenses as a Percentage of Total Assets	0.63%	0.47%	0.54%	0.42%

Net Operating Income	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Net Operating Income (NOI) (GAAP basis)	$ 31,132,157	29,578,863	63,616,144	57,778,695
Same Store Net Operating Income (GAAP basis)	$ 28,739,619	29,056,281	59,145,276	57,146,014
Same Store NOI Percentage Increase Over Prior Year Period	-1.1%		3.5%	

Occupancy	As of June 30, 2004	As of June 30, 2003
Leased Occupancy	95.3%	94.9%
Financial Occupancy	94.1%	94.1%
Same Store Financial Occupancy	93.8%	94.2%

Capitalization	As of June 30, 2004	As of December 31, 2003
Total Shares Outstanding	66,547,860	65,592,645
Closing Price Per Share (2)	$ 13.01	11.00
Equity Market Capitalization	$ 865,787,659	721,519,095
Total Debt	752,782,577	758,156,713
Total Market Capitalization	$ 1,618,570,236	1,479,675,808
Debt to Total Market Capitalization	46.5%	51.2%

(1) See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.
(2) Closing price per share at December 31, 2003 is the price shares were sold in the last offering.

Funds From Operations and Other Information

We consider "Funds From Operations" ("FFO") a widely accepted and appropriate measure of performance for a REIT that provides a supplemental measure of a REIT's operating performance because along with cash flows from operating, investing and financing activities it provides a measure of a REIT's ability to incur and service debt and make capital expenditures and acquisitions. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts ("NAREIT"), an industry trade group, has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as us. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. FFO is used in certain employment agreements to determine incentives received based on our performance. We also use FFO to compare our performance to that of other REIT's in our peer group. Additionally, we use FFO in conjunction with our acquisition policy to determine investment capitalization strategy. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income for these periods:

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Net income	$ 11,275,421	10,084,194	23,160,932	20,086,022
Gain on sale of investment properties	(165,518)	(2,529)	(1,038,591)	(2,529)
Equity in depreciation of unconsolidated ventures	-	20,170	-	40,682
Amortization on in-place lease intangibles	350,082	103,885	668,990	175,004
Amortization on leasing commissions	213,309	120,212	388,462	230,829
Depreciation, net of minority interest	8,719,218	8,213,588	17,487,212	16,358,379
Funds From Operations	$ 20,392,512	18,539,520	40,667,005	36,888,387
Net Income Per Common Share, Diluted	$ 0.17	0.16	0.35	0.31
Funds From Operations, Per Common Share, Diluted	$ 0.31	0.29	0.62	0.57
Weighted Average Common Shares Outstanding, Diluted	66,331,144	64,909,839	66,092,306	64,786,972
Additional Information				
Straight-line rents	$ 238,847	684,258	906,326	1,194,454
Amortization of above and below market rents	144,186	108,467	295,313	203,440
Amortization of deferred financing fees	798,969	297,538	1,313,985	710,828
Stock based compensation expense	-	-	12,000	12,000
Capital Expendiures				
Maintenance / non-revenue generating cap ex				
Building / Site improvements	$ 493,336	269,080	493,336	436,993
Non-maintenance / revenue generating cap ex				
Tenant improvements	1,679,276	2,635,392	2,960,734	4,434,792
Leasing commissions	419,714	303,231	609,376	493,154

Earnings Before Interest Taxes Depreciation and Amortization (EBITDA)

EBITDA is defined as earnings (losses) from continuing operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Income From Operations	$ 10,511,643	10,042,992	21,147,464	19,593,924
Income From Discontinued Operations	816,377	404,033	1,409,352	1,008,245
Loss From Unconsolidated Ventures	-	(187,821)	-	(160,833)
Interest Expense	10,712,805	9,625,169	21,312,309	19,171,077
Interest Expense Associated with Discontinued Operations	259,236	393,837	518,792	774,418
Interest Expense Associated with Unconsolidated Ventures	-	58,726	-	117,452
Depreciation and Amortization	9,492,291	8,288,164	18,803,182	16,399,758
Depreciation and Amortization Associated with Discontinued Operations	54,726	407,071	245,821	871,419
Depreciation and Amortization Associated with Unconsolidated Ventures	-	33,359	-	66,718
EBITDA	$ 31,847,078	29,065,530	63,436,920	57,842,178
Total Interest Expense	$ 10,972,041	10,077,732	21,831,101	20,062,947
EBITDA: Interest Expense Coverage Ratio	2.9	2.9	2.9	2.9

Debt Schedule

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at June 30, 2004:

Mortgagee	Interest Rate at June 30, 2004	Maturity Date	Balance at June 30, 2004	Percent of Total Debt
Allstate (a) (b)	7.21%	12/2004	$ 6,400,000	0.85%
Allstate	7.00%	01/2005	4,100,000	0.54%
Allstate	7.15%	01/2005	3,050,000	0.41%
Allstate	7.00%	02/2005	5,476,500	0.73%
Allstate	6.65%	05/2005	9,600,000	1.28%
Allstate	6.82%	08/2005	10,600,000	1.41%
Allstate	7.40%	09/2005	35,787,000	4.75%
Allstate	7.38%	02/2006	21,600,000	2.87%
Allstate	5.87%	09/2009	6,000,000	0.80%
Allstate	4.65%	01/2010	22,500,000	2.99%
Allstate	9.25%	12/2009	3,908,081	0.52%
Allstate	4.84%	12/2009	11,800,000	1.57%
Allstate	4.70%	10/2010	12,380,000	1.64%
Archon Financial	4.35%	12/2007	6,589,000	0.88%
Archon Financial	4.88%	01/2011	30,720,000	4.08%
Bear, Stearns Funding, Inc.	6.50%	09/2006	13,530,000	1.80%
Bear, Stearns Funding, Inc.	6.03%	07/2007	13,600,000	1.81%
Bear, Stearns Funding, Inc.	6.60%	02/2009	8,000,000	1.06%
Bear, Stearns Funding, Inc. (c) (d)	4.11%	07/2011	47,300,000	6.28%
Berkshire Mortgage (e)	7.79%	10/2007	13,766,134	1.83%
Column Financial, Inc (f)	7.00%	11/2008	25,000,000	3.32%
John Hancock Life Insurance (e)	7.65%	01/2018	12,335,821	1.64%
Key Bank	5.00%	10/2010	7,500,000	1.00%
LaSalle Bank N.A. (b)	3.07%	10/2004	7,445,000	0.99%
LaSalle Bank N.A. (b)	7.25%	10/2004	10,654,300	1.42%
LaSalle Bank N.A .(b)	7.26%	10/2004	9,450,000	1.26%
LaSalle Bank N.A. (b)	7.26%	12/2004	5,910,000	0.79%
LaSalle Bank N.A. (b)	7.36%	12/2004	9,650,000	1.28%
LaSalle Bank N.A.	7.26%	01/2005	9,737,620	1.29%
LaSalle Bank N.A.	3.59%	03/2005	2,400,000	0.32%
LaSalle Bank N.A.	6.81%	12/2005	7,833,000	1.04%
LaSalle Bank N.A.	4.86%	12/2006	18,216,000	2.42%
Lehman Brothers Holding, Inc. (k)	6.36%	10/2008	54,600,000	7.25%
Midland Loan Serv. (e)	7.86%	01/2008	4,842,045	0.64%
Principal Life Insurance	5.96%	12/2008	11,000,000	1.46%
Principal Life Insurance	5.25%	10/2009	7,400,000	0.98%
Principal Life Insurance	3.99%	06/2010	32,930,000	4.37%
Principal Life Insurance	8.27%	09/2010	5,850,000	0.78%
Principal Life Insurance	5.57%	10/2012	10,200,000	1.35%
Woodmen of the World	6.75%	06/2008	4,625,000	0.61%
Total/Weighted Average Fixed Rate	5.99%		$ 544,285,502	72.30%

Mortgagee	Interest Rate at June 30, 2004	Maturity Date	Balance at June 30, 2004	Percent of Total Debt
LaSalle Bank N.A. (b) (g)	2.41%	10/2004	$ 6,467,700	0.86%
LaSalle Bank N.A. (g)	2.51%	04/2005	2,467,700	0.33%
LaSalle Bank N.A. (g)	2.51%	06/2005	5,599,000	0.74%
LaSalle Bank N.A. (g)	2.41%	11/2005	3,650,000	0.48%
LaSalle Bank N.A. (g) (h)	2.91%	12/2006	44,165,175	5.87%
LaSalle Bank N.A. (g) (i)	2.91%	12/2007	29,947,500	3.98%
LaSalle Bank N.A. (j)	1.46%	12/2014	6,200,000	0.82%
Total/Weighted Average Variable Rate Secured	2.73%		98,497,075	13.08%
KeyBank	3.85%	05/2006	110,000,000	14.61%
Total/Weighted Average Variable Rate	3.32%		208,497,075	27.70%
Total/Weighted Average Debt	5.25%		$ 752,782,577	100.00%

(a) In conjunction with the potential sale of Dominick's in Highland Park, the Company has classified this amount as liabilities of assets held for sale on the accompanying Consolidated Balance Sheet as of June 30, 2004 and December 31, 2003.

(b) Approximately $55,900,000 of the Company's mortgages payable mature during 2004. The Company intends to replace the remaining debt with new loans for terms of five years or longer at the market interest rate at the time the existing debt matures.

(c) In May 2004, the Company refinanced this debt. It was replaced with total debt of $80,230,000 for terms ranging from six to seven years with fixed interest rates lower than the original loan.

(d) In conjunction with the potential sale of Fairview Heights, the Company has classified $8,570,000 of this amount as liabilities of assets held for sale on the accompanying Consolidated Balance Sheet as of June 30, 2004.

(e) These loans require payments of principal and interest monthly; all other loans listed are interest only.

(f) Approximately $570,000 of this loan is secured by Walgreens, located in Woodstock, Illinois. At June 30, 2004 and December 31, 2003, the Company has classified this property as held for sale. Upon sale of this property, the Company will substitute an alternate property as collateral for this loan.

(g) Payments on these mortgages are calculated using a floating rate of interest based on LIBOR.

(h) In conjunction with the potential sales of Crestwood Plaza, Calumet Square and Sequoia Plaza, the Company has classified $3,442,300 of this amount as liabilities of assets held for sale on the accompanying Consolidated Balance Sheet as of June 30, 2004.

(i) In conjunction with the potential sale of Prairie Square, the Company has classified $1,550,000 of this amount as liabilities of assets held for sale on the accompanying Consolidated Balance Sheet as of June 30, 2004.

(j) As part of the purchase of the property securing this loan, the Company assumed the existing mortgage-backed Economic Development Revenue Bonds, Series 1994 issued by the Village of Skokie, Illinois. The interest rate on these bonds floats and is reset weekly by a re-marketing agent. The rate at June 30, 2004 was 1.46%. The bonds are further secured by an Irrevocable Letter of Credit, issued by LaSalle Bank at a fee of 1.25% of the principal amount outstanding, paid annually. In addition, the Company is required to pay a re-marketing fee of .125% per annum of the principal amount outstanding, paid quarterly and a trustee fee of $500 also paid quarterly.

(k) Approximately $1,334,000 of this loan is secured by Wauconda Shopping Center, located in Wauconda, Illinois. At June 30, 2004, the Company has classified this property as held for sale. Upon sale of this property, the Company will substitute an alternate property as collateral for this loan.

Top Ten Tenants

Tenant Name	Number of Stores	GLA Square Feet	Percentage of Total Square Footage		Annual Base Rent	Percentage of Annual Base Rent
Dominick's Finer Foods	11	748,584	6.35%	$	9,055,934	6.75%
Cub Foods	11	699,962	5.94%		7,204,601	5.37%
Jewel Food Stores	8	504,971	4.27%		4,843,682	3.62%
Roundy's	4	264,510	2.24%		2,571,973	1.92%
TJ Maxx	7	235,311	2.00%		1,701,315	1.27%
Petsmart	8	201,143	1.71%		2,454,919	1.83%
Carmax	2	187,851	1.59%		4,021,100	3.00%
Marshall's	6	183,544	1.56%		1,770,959	1.32%
Michaels	8	177,830	1.51%		1,821,067	1.36%
Kohl's	2	169,584	1.44%		1,388,460	1.04%
Total		3,373,290	28.61%	$	36,834,010	27.48%

Lease Expiration Analysis

	Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Toal Leased GLA	Annualized Base Rent in Place at June 30, 2004		
					Total Annualized Base Rent ($) (2)	Percent of Total Annualized Base Rent ($)	Annualized Base Rent ($/Sq.Ft.) (3)
ALL ANCHOR LEASES (1)							
1	2004	4	106,872	0.97%	$ 817,923	0.62%	$ 7.65
2	2005	9	157,652	1.42%	1,833,465	1.38%	11.63
3	2006	22	566,905	5.12%	3,928,740	2.95%	6.93
4	2007	14	237,491	2.15%	2,410,724	1.81%	10.15
5	2008	26	565,938	5.11%	5,672,419	4.27%	10.02
6	2009	24	743,492	6.72%	6,431,345	4.84%	8.65
7	2010	14	490,973	4.44%	3,853,506	2.90%	7.85
8	2011	17	608,238	5.50%	6,106,869	4.59%	10.04
9	2012	21	605,513	5.47%	6,750,314	5.08%	11.15
10	2013	18	428,805	3.87%	4,913,584	3.70%	11.46
11	2014+	68	3,213,856	29.04%	38,277,106	28.78%	11.91
TOTAL/WEIGHTED AVERAGE		237	7,725,735	69.81%	$ 80,995,994	60.91%	$ 10.48
ALL NON-ANCHOR LEASES (2)							
1	2004	83	216,314	1.95%	$ 3,014,448	2.27%	$ 13.94
2	2005	211	488,001	4.41%	7,685,049	5.78%	15.75
3	2006	210	582,839	5.27%	8,574,497	6.45%	14.71
4	2007	224	539,602	4.88%	8,559,429	6.44%	15.86
5	2008	227	656,517	5.93%	10,217,101	7.68%	15.56
6	2009	156	397,260	3.59%	6,189,455	4.65%	15.58
7	2010	38	128,173	1.16%	2,449,852	1.84%	19.11
8	2011	13	50,700	0.46%	800,581	0.60%	15.79
9	2012	26	88,129	0.80%	1,383,441	1.04%	15.70
10	2013	26	101,663	0.92%	1,875,150	1.41%	18.44
11	2014+	28	91,407	0.83%	1,231,759	0.93%	13.48
TOTAL/WEIGHTED AVERAGE		1,242	3,340,605	30.19%	$ 51,980,762	39.09%	$ 15.56
ALL LEASES							
1	2004	87	323,186	2.92%	$ 3,832,371	2.88%	$ 11.86
2	2005	220	645,653	5.83%	9,518,514	7.16%	14.74
3	2006	232	1,149,744	10.39%	12,503,237	9.40%	10.87
4	2007	238	777,093	7.02%	10,970,153	8.25%	14.12
5	2008	253	1,222,455	11.05%	15,889,520	11.95%	13.00
6	2009	180	1,140,752	10.31%	12,620,800	9.49%	11.06
7	2010	52	619,146	5.59%	6,303,358	4.74%	10.18
8	2011	30	658,938	5.95%	6,907,450	5.19%	10.48
9	2012	47	693,642	6.27%	8,133,755	6.12%	11.73
10	2013	44	530,468	4.79%	6,788,734	5.11%	12.80
11	2014+	96	3,305,263	29.87%	39,508,866	29.71%	11.95
TOTAL/WEIGHTED AVERAGE		1,479	11,066,340	100%	$ 132,976,756	100%	$ 12.02

(1) The Company defines anchors as single tenants which lease 10,000 square feet or more, non-anchors are defined as tenants which lease less than 10,000 square feet.

(2) Annualized base rent for all leases in place at report date are calculated as follows: total base rent, calculated in accordance with GAAP, to be received during the entire term of each lease, divided by the term in months for such leases, multiplied by 12.

(3) Annualized base rent divided by gross leasable area as of report date.

Leasing Activity (Cash Basis)

New Lease Summary

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2004	19	48,937	$	690,837	$	710,876	$	20,039		3%
per square foot			$	14.12	$	14.53	$	0.41		
2Q2004	37	182,422		2,107,650		2,530,713		423,063		20%
per square foot				11.55		13.87		2.32		
2004 Total	56	231,359	$	2,798,487	$	3,241,589	$	443,102		16%
per square foot			$	12.10	$	14.01	$	1.92		

Renewal Lease Summary

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2004	41	122,130	$	1,666,038	$	1,692,223	$	26,185		2%
per square foot			$	13.64	$	13.86	$	0.21		
2Q2004	70	273,928		3,132,715		3,322,318		189,603		6%
per square foot				11.44		12.13		0.69		
2004 Total	111	396,058	$	4,798,752	$	5,014,540	$	215,788		4%
per square foot			$	12.12	$	12.66	$	0.54		

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

2nd Quarter 2004 Leasing Activity

New Leases	Non-Anchors (1)	Anchors (1)	Total
Number of Leases	31	6	37
Gross Leasable Area (Sq.Ft.)	65,738	116,684	182,422
Base Rent/Sq.Ft. ($/Sq.Ft.)	$ 16.76	12.25	13.87

Renewals	Non-Anchors (1)	Anchors (1)	Total
Number of Leases	67	3	70
Gross Leasable Area (Sq.Ft.)	155,499	118,429	273,928
Base Rent/Sq.Ft. ($/Sq.Ft.)	$ 16.81	5.98	12.13

Total New and Renewal Leases	Non-Anchors (1)	Anchors (1)	Total
Number of Leases	98	9	107
Gross Leasable Area (Sq.Ft.)	221,237	235,113	456,350
Base Rent/Sq.Ft. ($/Sq.Ft.)	$ 16.80	9.09	12.83

(1) The Company defines anchors as single tenants which lease 10,000 square feet or more, non-anchors are defined as tenants which lease less than 10,000 square feet.

Same Store Net Operating Income Analysis (GAAP Basis)

The following schedule presents same store net operating income, which is the net operating income of properties owned in both the three and six months ended June 30, 2004 and 2003, along with other investment properties new operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include interest, depreciation, amortization, bad debt and general and administrative expenses. We provide same store net operating income as it allows investors to compare the results of property operations for the three and six months ended June 30, 2004 and 2003. We also provide a reconciliation of these amounts to the most comparable GAAP measure, income from operations.

	Three months ended June 30, 2004	Three months ended June 30, 2003	% Increase -Decreased	Six months ended June 30, 2004	Six months ended June 30, 2003	% Increase -Decreased
Rental and additional rental income:						
"Same store" investment properties, 121 properties, approximately 10.5 million square feet	$ 41,500,387	41,555,384	-0.1%	86,056,993	83,554,789	3.0%
"Other investment properties, 9 properties, approximately 887,000 square feet	3,184,191	621,463		6,162,570	775,073	
Total rental and additional rental income	**44,684,578**	**42,176,847**		**92,219,563**	**84,329,862**	
Property operating expenses:						
"Same store" investment properties (excluding interest, depreciation, amortization and bad debt expense)	$ 12,760,768	12,499,103	2.1%	26,911,717	26,408,775	1.9%
"Other investment properties" (excluding interest, depreciation, amortization and bad debt expense)	791,653	98,881		1,691,702	142,392	
Total property operating expenses	**13,552,421**	**12,597,984**		**28,603,419**	**26,551,167**	
Net operating income (rental and additional rental income less property operating expenses):						
"Same store" investment properties	$ 28,739,619	29,056,281	-1.1%	59,145,276	57,146,014	3.5%
"Other investment properties"	2,392,538	522,582		4,470,868	632,681	
Total net operating income	**31,132,157**	**29,578,863**		**63,616,144**	**57,778,695**	
Other income:						
Lease termination income	618,366	-		618,366	369,819	
Interest and dividend income	437,112	407,813		847,587	808,259	
Other income	769,746	139,068		1,186,934	252,945	
Other expenses:						
Professional services	230,983	173,089		446,579	254,531	
General and administrative expenses	2,742,461	1,441,401		4,203,963	2,533,258	
Bad debt expense	(743,084)	548,080		309,691	1,233,938	
Interest expense	10,712,805	9,625,169		21,312,309	19,171,077	
Depreciation and amortization	9,492,291	8,288,164		18,803,182	16,399,758	
Acquisition cost expenses	10,282	6,849		45,843	23,232	
Income from operations	**$ 10,511,643**	**10,042,992**		**21,147,464**	**19,593,924**	

Acquisitions

Date	Property	City	State	GLA Sq.Ft.	Purchase Price	Cap Rate	Financial Occupancy	Anchors	Year Built
02/05/04	Hastings Marketplace	Hastings	MN	97,535	$ 13,200,000	8.46%	94%	Cub Foods	2002
03/22/04	Cub Foods	Arden Hills	MN	68,566	9,700,000	7.90%	100%	Cub Foods	2003
06/04/04	Shannon Square Shoppes	Arden Hills	MN	29,198	6,929,456	7.90%	100%	Cub Foods	2003
				195,299	$ 29,829,456				

Dispositions

Date	Property	City	State	GLA Sq.Ft.	Sales Price	Gain on Sale
01/20/04	Zany Brainy	Wheaton	IL	12,499	$ 3,150,000	$ 873,073
04/23/04	Prospect Heights Plaza	Prospect Hgts	IL	27,194	2,393,000	165,518
				39,693	$ 5,543,000	$ 1,038,591

Held for Sale

Date	Property	City	State	GLA Sq.Ft.
06/01/03	Dominick's	Highland Park	IL	71,442
11/01/03	Walgreens	Woodstock	IL	15,856
01/16/04	Fairview Heights	Fairview Hgts.	IL	167,491
04/16/04	Prairies Square	Sun Prairie	WI	35,755
04/19/04	Wauconda Shopping Ctr.	Wauconda	IL	31,357
04/19/04	Sequoia Shopping Ctr.	Milwaukee	WI	35,407
05/17/04	Calumet Square	Calumet City	IL	37,656
05/17/04	Crestwood Plaza	Crestwood	IL	20,044
				415,008

Property List

As of June 30, 2004, we owned, outright or through joint ventures, 138 investment properties, comprised of 29 single-user retail properties, 85 Neighborhood Retail Centers and 23 Community Centers. These investment properties are located in the states of Florida (1), Illinois (93), Indiana (6), Michigan (1), Minnesota (26), Missouri (1), Ohio (3), Tennessee (1) and Wisconsin (6). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Current No. of Tenants	Anchor Tenants (a)	Lease Expiration Date
Single-User Retail Properties							
Ameritech Joliet, IL	4,504	05/97	1995	100%	1	Verizon Wireless	2005
Bakers Shoes Chicago, IL	20,000	09/98	1891	100%	1	Bakers Shoes	2008
Bally's Total Fitness St. Paul, MN	43,000	09/99	1998	100%	1	Bally's Total Fitness	2011
Carmax Schaumburg, IL	93,333	12/98	1998	100%	1	Carmax	2021
Carmax Tinley Park, IL	94,518	12/98	1998	100%	1	Carmax	2021
Circuit City Traverse City, MI	21,337	01/99	1998	100%	1	Circuit City	2021
Cub Foods Arden Hills, MN	68,442	03/04	2003	100%	1	Cub Foods	2023
Cub Foods Buffalo Grove, IL	56,192	06/99	1999	100%	1	Cosmic Zone	2021
Cub Foods Hutchinson, MN	60,208	01/03	1999	100%	0 (b)	Cub Foods (b)	2019
Cub Foods Indianapolis, IN	67,541	03/99	1991	100%	0 (b)	Cub Foods (b)	2011
Cub Foods Plymouth, MN	67,510	03/99	1991	100%	1	Cub Foods	2006
Disney Celebration, FL	166,131	07/02	1995	100%	1	Walt Disney World	2014
Dominick's Countryside, IL	62,344	12/97	1975 / 2001	100%	1	Dominick's Finer Foods	2005
Dominick's Glendale Heights, IL	68,879	09/97	1997	100%	1	Dominick's Finer Foods	2017
Dominick's Hammond, IN	71,313	05/99	1999	100%	1	Food 4 Less	2019
Dominick's Highland Park, IL	71,442	06/97	1996	100%	1 (d)	Dominick's Finer Foods	2021

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Current No. of Tenants	Anchor Tenants (a)	Lease Expiration Date
Single-User Retail Properties, cont.							
Dominick's Schaumburg, IL	71,400	05/97	1996	100%	1	Dominick's Finer Foods	2021
Dominick's West Chicago, IL	78,158	01/98	1990	100%	0 (b)	Dominick's Finer Foods (b)	2010
Eckerd Drug Store Chattanooga, TN	10,908	05/02	1999	100%	1	Eckerd Drug Store	2019
Hollywood Video Hammond, IN	7,488	12/98	1998	100%	1	Hollywood Video	2013
Michael's Coon Rapids, MN	24,240	07/02	2001	100%	1	Michael's	2012
Party City Oakbrook Terrace, IL	10,000	11/97	1985	0%	0	None	
Petsmart Gurnee, IL	25,692	04/01	1997	100%	1	Petsmart	2021
Riverdale Commons Outlot Coon Rapids, MN	6,566	03/00	1999	100%	1	Mandarin Buffet	2010
Staples Freeport, IL	24,049	12/98	1998	100%	1	Staples	2013
United Audio Center Schaumburg, IL	9,988	09/99	1998	100%	1	Tweeter Home Entertainment	2013
Walgreens Decatur, IL	13,500	01/95	1988	100%	1	Walgreens (c)	2008 / 2028
Walgreens Jennings, MO	15,120	10/02	1996	100%	1	Walgreens (c)	2016 / 2056
Walgreens Woodstock, IL	15,856	06/98	1973	100%	1 (d)	Walgreens (c)	2010 / 2030
Neighborhood Retail Centers							
Aurora Commons Aurora, IL	126,908	01/97	1988	100%	25 (b)	Jewel Food Store	2009
Baytowne Shoppes/Square Champaign, IL	118,842	02/99	1993	88%	19	Staples Berean Bookstore Petsmart Famous Footwear Factory Card Outlet	2010 2018 2012 2006 2006
Berwyn Plaza Berwyn, IL	18,138	05/98	1983	26%	4	None	

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Current No. of Tenants	Anchor Tenants (a)	Lease Expiration Date
Neighborhood Retail Centers, cont.							
Bohl Farm Marketplace Crystal Lake, IL	97,287	12/00	2000	100%	14	Linens & Things	2015
						Barnes & Noble	2014
						Dress Barn	2010
Brunswick Market Center Brunswick, OH	119,540	12/02	1997 / 1998	88%	14	Tops	2018
Burnsville Crossing Burnsville, MN	91,015	09/99	1989	100%	14	Schneiderman's Furniture	2009
						Petsmart	2013
Butera Market Naperville, IL	67,632	03/95	1991	100%	14	Butera	2014
Byerly's Burnsville Burnsville, MN	72,365	09/99	1988	100%	8	Byerly's Food Store	2008
						Erik's Bike Shop	2013
Calumet Square Calumet City, IL	37,656	06/97	1967 / 1994	100%	1 (d)	Aronson Furniture	2009
Caton Crossing Plainfield, IL	83,792	06/03	1998	98%	12	Cub Foods	2020
Cliff Lake Center Eagan, MN	73,582	09/99	1988	100%	35	None	
Cobblers Crossing Elgin, IL	102,643	05/97	1993	96%	16	Jewel Food Store	2013
Crestwood Plaza Crestwood, IL	20,044	12/96	1992	100%	2 (d)	Pocket Billiards	2014
Deer Trace Kohler, WI	149,881	07/02	2000	98%	10	Elder Beerman	2022
						TJ Maxx	2011
						Michael's	2012
						Famous Footwear	2006
Downers Grove Market Downers Grove, IL	104,449	03/98	1998	99%	13	Dominick's Finer Foods	2017
Eastgate Shopping Ctr Lombard, IL	132,145	07/98	1959 / 2000	93%	36 (b)	Schroeder's Ace Hardware	2010
						Ill Dept. of Employment	MTM
Edinburgh Festival Brooklyn Park, MN	91,536	10/98	1997	100%	15 (b)	Knowlan's Super Market	2017
Elmhurst City Center Elmhurst, IL	39,350	02/98	1994	97%	12	Walgreens (c)	2014 / 2044
Fashion Square Skokie, IL	84,580	12/97	1984	95%	17 (b)	Cost Plus World Market	2008
						Crown Shoes	2005
Forest Lake Marketplace Forest Lake, MN	93,853	09/02	2001	96%	8	Cub Foods	2022
						MGM Liquor Warehouse	2011

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Current No. of Tenants	Anchor Tenants (a)	Lease Expiration Date
Neighborhood Retail Centers, cont.							
Four Flaggs Annex Niles, IL	21,425	11/02	1973 / 2001	100%	5	Factory Card Outlet	2008
Gateway Square Hinsdale, IL	40,170	03/99	1985	100%	20	None	
Goodyear Montgomery, IL	12,903	09/95	1991	100%	3	None	
Grand and Hunt Club Gurnee, IL	21,222	12/96	1996	100%	3	None	
Hartford Plaza Naperville, IL	43,762	09/95	1995	100%	8 (b)	The Tile Shop	2012
Hastings Marketplace Hastings, MN	97,535	02/04	2002	94%	10	Cub Foods	2023
Hawthorn Village Vernon Hills, IL	98,806	08/96	1979	100%	21	Dominick's Finer Foods Walgreens	2013 2005
Hickory Creek Marketplace Frankfort, IL	55,831	08/99	1999	93%	25	None	
High Point Center Madison, WI	86,004	04/98	1984	89%	20 (b)	None	
Homewood Plaza Homewood, IL	19,000	02/98	1993	8%	1	None	
Iroquois Center Naperville, IL	140,981	12/97	1983	72%	24 (b)	Sears Logistics Services Xilin Association	2006 2007
Joliet Commons Ph II Joliet, IL	40,395	02/00	1999	79%	2	Office Max	2015
Mallard Crossing Elk Grove Village, IL	82,929	05/97	1993	32%	9	None	
Mankato Heights Mankato, MN	129,058	04/03	2002	100%	19	TJ Maxx Michael's Old Navy Famous Footwear	2012 2012 2007 2012
Maple Grove Retail Maple Grove, MN	79,130	09/99	1998	97%	5	Roundy's	2018
Maple Plaza Downers Grove, IL	31,298	01/98	1988	100%	11	None	
Marketplace at 6 Corners Chicago, IL	117,000	11/98	1997	100%	6	Jewel Food Store Marshall's	2012 2013
Medina Marketplace Medina, OH	72,781	12/02	1956 / 1999	100%	8	Tops	2019

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Current No. of Tenants	Anchor Tenants (a)	Lease Expiration Date
Neighborhood Retail Centers, cont.							
Mundelein Plaza Mundelein, IL	68,056	03/96	1990	95%	7	Sears	2005
Nantucket Square Schaumburg, IL	56,981	09/95	1980	98%	19 (b)	Cue-Can-Do	2013
Naper West Ph II Naperville, IL	50,000	10/02	1985	73%	1	JoAnn Fabrics	2014
Niles Shopping Center Niles, IL	26,109	04/97	1982	68%	6	None	
Oak Forest Commons Oak Forest, IL	108,330	03/98	1998	99%	13 (b)	Dominick's Finer Foods Murray's Discount Auto	2017 2007
Oak Forest Commons Ph III Oak Forest, IL	7,424	06/99	1999	88%	4	None	
Oak Lawn Town Center Oak Lawn, IL	12,506	06/99	1999	100%	4	None	
Orland Greens Orland Park, IL	45,031	09/98	1984	100%	15	MacFrugal's Shoe Carnival	2006 2014
Orland Park Retail Orland Park, IL	8,500	02/98	1997	100%	3	None	
Park Place Plaza St. Louis Park, MN	84,999	09/99	1997	100%	14	Office Max Petsmart	2012 2013
Park Square Brooklyn Park, MN	137,116	08/02	1986 / 1988	54%	20	Fashion Bug	2009
Park St. Claire Schaumburg, IL	11,859	12/96	1994	100%	2	None	
Plymouth Collection Plymouth, MN	45,915	01/99	1999	100%	11	Golf Galaxy	2013
Prairie Square Sun Prairie, WI	35,755	03/98	1995	83%	13 (d)	None	
Quarry Outlot Hodgkins, IL	9,650	12/96	1996	100%	3	None	
Regency Point Lockport, IL	54,841	04/96	1993 / 1995	100%	18	Ace Hardware 9th Street Fitness	2008 2013
Riverplace Center Noblesville, IN	74,414	11/98	1992	97%	10 (b)	Kroger Fashion Bug	2012 2005
River Square S/C Naperville, IL	58,260	06/97	1988	95%	21	None	

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Current No. of Tenants	Anchor Tenants (a)	Lease Expiration Date
Neighborhood Retail Centers, cont.							
Rochester Marketplace Rochester, MN	69,914	09/03	2001 / 2003	95%	16	Staples Audio King Famous Footwear	2016 2018 2011
Rose Plaza Elmwood Park, IL	24,204	11/98	1997	100%	3	Binny's	2017
Rose Plaza East Naperville, IL	11,658	01/00	1999	100%	5	None	
Rose Plaza West Naperville, IL	14,335	09/99	1997	100%	5	None	
Salem Square Countryside, IL	112,310	08/96	1973 / 1985	95%	7	TJ Maxx Marshall's	2004 2006
Schaumburg Plaza Schaumburg, IL	61,485	06/98	1994	81%	8	Sears Hardware	2004
Schaumburg Promenade Schaumburg, IL	91,831	12/99	1999	100%	8	Linens and Things DSW Shoe Warehouse Pier 1 Imports	2015 2009 2009
Sears Montgomery, IL	34,300	06/96	1990	100%	6	Sears Hardware	2005
Sequoia Shopping Center Milwaukee, WI	35,407	06/97	1988	72%	12 (b) (d)	None	
Shakopee Valley Shakopee, MN	146,430	12/02	2000 / 2001	100%	14 (b)	Kohl's Office Max	2021 2016
Shannon Square Shoppes Arden Hills, MN	29,196	06/04	2003	100%	14	None	
Shingle Creek Brooklyn Center, MN	39,456	09/99	1986	93%	20 (b)	None	
Shoppes of Mill Creek Palos Park, IL	102,422	03/98	1989	100%	23	Jewel Food Stores	2009
Shops at Coopers Grove Country Club Hills, IL	72,518	01/98	1991	18%	6	None	
Six Corners Chicago, IL	80,650	10/96	1966	88%	8	Chicago Health Clubs	2010
Spring Hill Fashion Ctr West Dundee, IL	125,198	11/96	1985	92%	19	Michael's TJ Maxx Pier One	2006 2006 2007
St. James Crossing Westmont, IL	49,994	03/98	1990	100%	21 (b)	None	
Stuart's Crossing St. Charles, IL	85,529	07/99	1999	98%	8	Jewel Food Stores	2019

Inland Real Estate Corporation
Supplemental Financial Information
As of June 30, 2004

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Current No. of Tenants	Anchor Tenants (a)	Lease Expiration Date
Neighborhood Retail Centers, cont.							
Terramere Plaza Arlington Heights, IL	40,965	12/97	1980	90%	20 (b)	None	
Townes Crossing Oswego, IL	105,989	08/02	1988	100%	22 (b)	Jewel Food Stores	2009
Two Rivers Plaza Bolingbrook, IL	57,900	10/98	1994	78%	9	Marshall's	2010
University Crossing Mishawaka, IN	136,422	10/03	2003	94%	18	Marshall's	2013
						Babies R Us	2014
						Petco	2013
						Famous Footwear	2008
						Dollar Tree Stores	2008
						Pier 1 Imports	2013
V. Richard's Plaza Brookfield, WI	107,952	02/99	1985	96%	23	V. Richards Market	2012
						Guitar Center	2013
						Pedro's Mexican Restaurant	2015
Wauconda Shopping Ctr Wauconda, IL	31,357	05/98	1988	100%	3 (d)	Sears Hardware	2006
West River Crossing Joliet, IL	32,452	08/99	1999	88%	16	None	
Western & Howard Chicago, IL	11,974	04/98	1985	100%	3	None	
Wilson Plaza Batavia, IL	11,160	12/97	1986	78%	6	None	
Winnetka Commons New Hope, MN	42,415	07/98	1990	89%	15 (b)	Walgreens (b) (c)	2010 / 2030
Wisner/Milwaukee Plaza Chicago, IL	14,677	02/98	1994	100%	4	None	
Woodland Heights Streamwood, IL	120,436	06/98	1956	87%	13	Jewel Food Stores	2012
						U.S. Postal Service	2008
Community Centers							
Bergen Plaza Oakdale, MN	272,283	04/98	1978	98%	37 (b)	K-Mart	2009
						Roundy's	2009
						Petco	2007
Chatham Ridge Chicago, IL	175,774	02/00	1999	100%	28	Cub Foods	2019
						Marshall's	2007
						Bally Total Fitness	2008

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Current No. of Tenants	Anchor Tenants (a)	Lease Expiration Date
Community Centers, cont.							
Chestnut Court Darien, IL	170,027	03/98	1987	97%	23	Stein Mart	2008
						Just Ducky	2012
						Powerhouse Gym	2010
						Irv's Menswear	2004
						Loyola Univ Medical Ctr	2006
						Factory Card Outlet	2007
Fairview Heights Plaza Fairview Heights, IL	167,491	08/98	1991	97%	8 (d)	1/2 Price Store	2009
						Sports Authority	2011
						Michaels Stores	2006
						Bally's Total Fitness	2017
Four Flaggs Niles, IL	306,661	11/02	1973 / 1998	92%	24	Wickes Furniture	2006
						Jewel Food Stores	2008
						Rhodes	2007
						Office Depot	2006
						REI	2006
						Petsmart	2014
						Jo-Ann Fabrics	2007
						Books-A-Million	2007
						Women's Workout World	2010
Joliet Commons Joliet, IL	158,922	10/98	1995	100%	16	Cinemark	2016
						Petsmart	2010
						Barnes & Noble	2006
						Old Navy	2005
						MC Sports	2006
						La-Z Boy Showcase Shop	2007
						Hometown Buffet	2012
Lake Park Plaza Michigan City, IN	229,639	02/98	1990	97%	18 (b)	Wal-Mart	2010
						Valuland (b)	2011
						Jo Ann Fabrics	2005
						Factory Card Outlet	2009
Lansing Square Lansing, IL	233,508	12/96	1991	99%	18(b)	Sam's Club	2011
						Babies R Us	2006
						Office Max	2008
						Jeepers	2008
Maple Park Place Bolingbrook, IL	220,095	01/97	1992	73%	23	Best Buy	2017
						Sportmart	2014
						Powerhouse Gym	2009
Naper West Naperville, IL	164,812	12/97	1985	83%	27	TJ Maxx	2004
						Barrett's Home Theater Store	2009
Park Center Plaza Tinley Park, IL	194,599	12/98	1988	100%	34 (b)	Cub Foods	2008
						Bally's Total Fitness	2010
						The Furniture Box	2006
						Bud's Sport Place	2007
						Chuck E. Cheese	2012
						Old Country Buffet	2006

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Current No. of Tenants	Anchor Tenants (a)	Lease Expiration Date
Community Centers, cont.							
Pine Tree Plaza Janesville, WI	187,413	10/99	1998	97%	21 (b)	Gander Mountain	2014
						TJ Maxx	2008
						Staples	2013
						Michaels Stores	2010
						Old Navy LLC	2008
						Petco	2009
						Famous Footwear	2009
Quarry Retail Minneapolis, MN	281,648	09/99	1997	100%	16	Home Depot	2018
						Roundy's	2017
						Petsmart	2013
						Office Max	2012
						Old Navy LLC	2008
						Party City	2007
Randall Square Geneva, IL	216,201	05/99	1999	99%	26 (b)	Bed, Bath & Beyond	2014
						Marshall's Dept Stores	2008
						Petsmart	2014
						Michael's Stores	2009
						The Gap	2008
						Factory Card Outlet	2009
						Shoe Carnival	2009
Riverdale Commons Coon Rapids, MN	168,277	09/99	1998	100%	17	Roundy's	2018
						Wickes Furniture	2014
						Office Max	2013
						Petco	2014
						Party City	2008
Rivertree Court Vernon Hills, IL	298,862	07/97	1988	98%	42 (b)	Best Buy	2011
						Kerasotes Theaters LLC	2006
						Office Depot	2007
						TJ Maxx	2008
						Petsmart	2011
						Michaels Stores	2008
						Harlem Furniture	2011
						Ulta Salon	2013
						Old Country Buffet	2007
Shops at Orchard Place Skokie, IL	165,141	12/02	2000	88%	17	Best Buy	2017
						DSW Shoe Warehouse	2011
						Ulta Salon	2010
						Pier 1 Imports	2011
						Petco	2005
						Walter E. Smithe	2011
Springboro Plaza Springboro, OH	154,034	11/98	1992	100%	5	K-Mart	2017
						Kroger	2017

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Current No. of Tenants	Anchor Tenants (a)	Lease Expiration Date
Community Centers, cont.							
Thatcher Woods River Grove, IL	193,313	04/02	1969 / 1999	97%	20	Dominick's Finer Foods	2020
						A.J. Wright	2012
						Hanging Garden Banquets	2014
						Olson's Ace Hardware	2011
						Gold Standard Liquors	2018
						Walgreens	2059
Village Ten Coon Rapids, MN	211,568	08/03	2002	98%	12 (b)	Lifetime Fitness	2026
						Cub Foods	2022
						Dollar Tree Stores	2008
Woodfield Commons E/W Schaumburg, IL	207,583	10/98	1973 1975 1997	100%	18	Toys R Us	2006
						Comp USA	2012
						Tower Records	2009
						Cost Plus	2008
						Party City	2008
						Luna Carpets	2012
						Discovery Clothing	2005
Woodfield Plaza Schaumburg, IL	177,160	01/98	1992	91%	8 (b)	Kohl's	2012
						Jo Ann Fabrics	2014
						Barnes & Noble	2012
						Joseph A. Banks Clothiers	2009
Woodland Commons Buffalo Grove, IL	170,398	02/99	1991	93%	32 (b)	Dominick's Finer Foods	2011
						Harris Bank	2011
						Jewish Community Center	2009
Total	11,786,818			94%			

(a) Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may be different than the tenant name on the lease.

(b) We continue to receive rent from tenants who have vacated but are still obligated under their lease terms.   These tenants continue to pay an amount equal to the contractual obligations under their lease.

(c) Beginning with the earlier date listed, pursuant to the terms of each lease, the tenant has a right to terminate prior to the lease expiration date.

(d) As of June 30, 2004, this property was held for sale.